Exhibit (a)(5)(ii)

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities. Such offer is being made solely by the Offer to Purchase, dated January 26, 2023, provided to shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any state in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

dMY Technology Group, Inc. VI

of

Up to 24,150,000 of its shares of Class A common stock

at a Purchase Price Equal to a

Pro Rata Share of the Trust Account

(as defined herein)

dMY Technology Group, Inc. VI, a Delaware corporation (the “Company” or “dMY VI”), is offering to purchase up to 24,150,000 of its shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), at a purchase price per share equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account initially established to hold the proceeds of the initial public offering (“IPO”) of dMY VI (the “Trust Account”), as of two business days prior to the consummation of the initial Business Combination (as defined herein), including interest not previously released to dMY VI to pay its taxes, by (ii) the total number of then outstanding shares of Common Stock (the “Purchase Price”), upon the terms and subject to certain conditions described in the Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”, which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

On December 22, 2022, the Company, Rain Enhancement Technologies, Inc., a Delaware corporation (“Rainwater Tech”), Rainwater, LLC, Michael Nefkens and Keri Waters (the “Sellers”), and Rainwater, LLC, solely in its capacity as Sellers’ Representative, entered into a share purchase agreement (the “Share Purchase Agreement”), as amended (and as it may be further amended from time to time), pursuant to which the Company agreed to acquire Rainwater Tech and Rainwater Tech will become a wholly owned subsidiary of the Company (the “Business Combination”).

Upon the closing of the Business Combination, (i) the Sellers will sell and transfer to dMY VI 1,700 shares of common stock of Rainwater Tech (the “Transferred Equity Interests”) in exchange for 100 shares of Class A Common Stock of dMY VI and $790 in cash per share of common stock of Rainwater Tech and (ii) Rainwater Tech will issue and sell and transfer to dMY VI additional shares of common stock of Rainwater Tech (the “Issued Equity Interests”, together with the Transferred Equity Interests, the “Purchased Equity Interests”) for an aggregate amount of cash equal to the amount in deposit in dMY VI’s Trust Account after consummation of a redemption tender offer, minus the transaction costs and expenses incurred by dMY VI and Rainwater Tech in connection with the Business Combination, plus the amount of any PIPE investment (the “Cash Consideration”). The purpose of the Offer is to provide the holders of shares of Common Stock who may not wish to retain the shares of Common Stock following the Business Combination the possibility of receiving cash for their shares of Common Stock in connection with the closing of the Business Combination.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON February 24, 2023, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Common Stock being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares of Common Stock by giving oral or written notice of such extension to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

The Offer is only available for outstanding shares of Common Stock. The Company also has outstanding units (the “Units”), each comprised of one share of Common Stock and one-half of one redeemable warrant (“warrant”). The Offer is only open for the Company’s Common Stock, and not the Units or the other securities included as part of the Units. You may tender shares of Common Stock that are included in Units, but to do so you must separate the Units into shares of Common Stock and warrants prior to tendering such shares. You must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all shareholders, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shareholders. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Information Agent:

Morrow Sodali LLC

333 Ludlow Street

5th Floor, South Tower

Stamford, CT 06902

Individuals, please call (800) 662-5200

Banks and brokerage firms, please call (203) 658-9400

Email: DMYS.info@investor.morrowsodali.com